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                                                                    EXHIBIT 99.2

SECTION: Financial News

DISTRIBUTION: TO BUSINESS EDITOR

LENGTH: 677 words

HEADLINE: GIANT GROUP, LTD. ADOPTS STOCKHOLDER RIGHTS PLAN

BODY:
         GIANT GROUP, LTD. (NYSE: GPO) announced today that its Board of Directors has adopted a Stockholders Rights Plan.

         The Plan is designed to ensure that all stockholders of the Company receive fair value for their Common Stock in the event of a change in ownership of the Company and to guard against the use of coercive tactics to gain control of the Company or its assets without offering fair value.

         Terry Christensen, a director of the Company, said "We believe that this Plan protects the interests of the Company's stockholders in the event that the Company is confronted with coercive or unfair tactics."

   BEVERLY HILLS, Calif., Jan. 4

         Mr. Christensen stressed that "The Plan is not intended, nor will it operate, to prevent an acquisition of the Company or its assets on terms which are fair to all stockholders. The Plan is designed to deal with the very serious problem of unilateral actions by persons that are calculated to deprive the Board and the stockholders of their ability to determine the destiny of the Company or which enrich a small group of stockholders at the expense of the other stockholders. Offers that reflect the Company's fair value would not be affected by the Plan."

         Under the terms of the Plan, preferred stock purchase rights will be distributed as a dividend at the rate of one right for each share of Common Stock held as of the close of business on January 16, 1996. Stockholders will not actually receive certificates for the rights at this time, but the rights will be evidenced by each share of Common Stock. The number of rights outstanding is subject to adjustment under certain circumstances and all rights expire on January 4, 2006.

         Each right will entitle the holder to buy 1/1,000th of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $30 for each 1/1,000th of a share. Each Preferred Share is designed to be equivalent in voting and dividend rights to 1,000 shares of Common Stock. The rights will be exercisable and will trade separately from the Common Stock only if a person or group of persons becomes the beneficial owner of 15% or more of the Common Stock or if a person commences a tender or exchange offer the consummation of which would result in such person becoming the beneficial owner





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of 15% or more of the Common Stock.  Because Burt Sugarman, Chairman of the
Board and Chief Executive Officer of the Company, presently beneficially owns in excess of 15% of the Common Stock, the rights will be exercisable and trade separately upon the acquisition by Mr. Sugarman of additional shares of Common Stock, other than acquisition through stock dividends, stock option plans, company compensation plans and other similar arrangements. Stockholders will receive certificates for the rights only when one of the foregoing events occur.

         If any person does become the beneficial owner of 15% or more of the Company's Common Stock or commences a tender or exchange offer which would result in such person owning 15% or more of the Company's Common Stock, the other stockholders will be able to exercise the rights and buy Common Stock of the Company having twice the value of the exercise price of the rights. The Company may, at its option, substitute 1/1,000 of a share of Preferred Stock for each share of Common Stock to be issued upon exercise of the rights. Additionally, if the Company is involved in certain mergers where its shares are exchanged or certain major sales of its assets occur, stockholders will be able to purchase for the exercise price twice the value of the exercise price of the rights and thereafter the rights will no longer be exercisable into shares of Preferred Stock.

         The Company will be entitled to redeem the rights at a price of $.01 per right at any time until the public announcement that a person has become the beneficial owner of 15% or more of the Common Stock of the Company.

CONTACT: Terry Christensen of GIANT GROUP, 310-553-3000

LANGUAGE: ENGLISH

LOAD-DATE: January 5, 1996





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